Exhibit 20.1
AUDITORS' REPORT

To the Directors of Prudential Steel Ltd.

We have audited the consolidated statements of financial position of Prudential Steel Ltd. as at December 31, 1999 and 1998, and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three years period ended December 31, 1999 in accordance with accounting principles generally accepted in Canada.

Calgary, Canada                           Ernst & Young LLP
                                          Chartered Accountants

January 31, 2000 except for Note 9
 which is as of August 8, 2000

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                 As at December
                                                                       31
                                                   As At June 30 ---------------
                                                       2000       1999    1998
                                                   ------------- ------- -------
                                                    (unaudited)
                                                              ($000)

                      ASSETS
Current
  Cash and cash equivalents.......................        --         --      --
  Accounts receivable.............................     48,879     50,936  25,491
  Inventory [note 2]..............................    110,972     75,271  69,867
  Prepaid expenses................................      1,088        845     792
                                                      -------    ------- -------
    Total current assets..........................    160,939    127,052  96,150
                                                      =======    ======= =======
                   LIABILITIES
Current
  Bank loans [note 4].............................     45,360     14,529   9,387
  Accounts payable and accrued liabilities........     37,321     42,259  14,745
                                                      -------    ------- -------
    Total current liabilities.....................     82,681     56,788  24,132
                                                      =======    ======= =======
Working capital...................................     78,258     70,264  72,018
Capital assets [note 3]...........................     62,939     58,551  57,153
Deferred pension expense [note 5].................        247        514   1,012
                                                      -------    ------- -------
Capital employed..................................    141,444    129,329 130,183


                                                     -------    ------- -------
Deduct
  Post employment benefits payable [note 5].......        770        691     482
  Future income taxes.............................      1,371      1,548   1,390
                                                      -------    ------- -------
Shareholders' equity..............................    139,303    127,090 128,311
                                                      -------    ------- -------
Represented by--
  Share capital [note 6]..........................     42,416     41,966  41,953
  Retained earnings...............................     96,887     85,124  86,358
                                                      -------    ------- -------
                                                      139,303    127,090 128,311
                                                      =======    ======= =======

                             See accompanying notes

On behalf of the Board:

J. DONALD WILSON                          NORMAN W. ROBERTSON
President and Chief Executive Officer     Chairman of the Board

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS



                               Six months ended June    Twelve months ended
                                        30                  December 31
                              ----------------------- -------------------------
                                 2000        1999      1999     1998     1997
                              ----------- ----------- -------  -------  -------
                              (unaudited) (unaudited)
                                     ($000s except per share amounts)

Sales.......................    173,359     68,943    210,945  175,656  352,021
Cost of sales...............    139,297     59,695    181,301  143,842  273,269
                                -------     ------    -------  -------  -------
  Gross profit..............     34,062      9,248     29,644   31,814   78,752
                                -------     ------    -------  -------  -------
Expenses
  Selling, general and
   administration...........      6,020      5,352     12,380    7,842    8,091
  Interest expense (income),
   net......................        559        (69)        10     (109)    (861)
  Depreciation..............      3,536      2,582      6,276    3,532    3,815
                                -------     ------    -------  -------  -------
                                 10,115      7,865     18,666   11,265   11,045
                                -------     ------    -------  -------  -------
Income before income taxes..     23,947      1,383     10,978   20,549   67,707
Income tax expense [note 7].      9,157      1,110      6,165    7,663   24,907
                                -------     ------    -------  -------  -------
Net income for the period...     14,790        273      4,813   12,886   42,800
Retained earnings, beginning
 of period..................     85,124     86,358     86,358   79,518   42,254
Dividends...................     (3,027)    (3,024)    (6,047)  (6,046)  (5,536)
                                -------     ------    -------  -------  -------
Retained earnings, end of
 period.....................     96,887     83,607     85,124   86,358   79,518
                                -------     ------    -------  -------  -------
Earnings per share [note 6]
  Basic.....................       0.49       0.01       0.16     0.43     1.42
  Fully diluted.............       0.47       0.01       0.16     0.42     1.39
                                -------     ------    -------  -------  -------

                             See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Six months ended June   Twelve months ended
                                         30                 December 31
                               ----------------------- ------------------------
                                  2000        1999      1999    1998     1997
                               ----------- ----------- ------  -------  -------
                               (unaudited) (unaudited)
                                      ($000s except per share amounts)

OPERATING ACTIVITIES
Net income for the period....     14,790        273     4,813   12,886   42,800
Add (deduct) items not
 affecting cash
  Depreciation...............      3,536      2,582     6,276    3,532    3,815
  Future income taxes........       (177)      (361)      158     (520)    (344)
  Deferred pension expense...        267        187       498      851     (271)
  Accrued post employment
   benefits..................         79         18       209       17       19
  (Gain) loss on sale of
   capital assets............        --         --        (41)     --        37
                                 -------     ------    ------  -------  -------
                                  18,495      2,699    11,913   16,766   46,056
Net change in non-cash
 working capital.............    (38,825)    10,675    (3,388) (14,226) (10,093)
                                 -------     ------    ------  -------  -------
Cash (used in) provided by
 operating activities........    (20,330)    13,374     8,525    2,540   35,963
                                 -------     ------    ------  -------  -------
FINANCING ACTIVITIES
Bank loans...................     30,831       (855)    5,142    9,387      --
Dividends paid...............     (3,027)    (3,024)   (6,047)  (6,046)  (5,536)
Common shares issued.........        449        --         13       91      578
                                 -------     ------    ------  -------  -------
Cash provided by (used in)
 financing activities........     28,253     (3,879)     (892)   3,432   (4,958)
                                 -------     ------    ------  -------  -------
INVESTING ACTIVITIES
Expenditures on capital
 assets......................     (7,923)    (4,573)   (7,921) (32,251)  (7,246)
Proceeds from sale of assets.        --         --        288      --        49
                                 -------     ------    ------  -------  -------
Cash used in investing
 activities..................     (7,923)    (4,573)   (7,633) (32,251)  (7,197)
                                 -------     ------    ------  -------  -------
Net (decrease) increase in
 cash........................        --       4,922       --   (26,279)  23,808
Cash position, beginning of
 period......................        --         --        --    26,279    2,471
                                 -------     ------    ------  -------  -------
Cash position, end of period.        --       4,922       --       --    26,279
                                 -------     ------    ------  -------  -------

                             See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Information at June 30, 2000 and for the six months ended June 30, 2000 and
                               1999 is unaudited
     (all dollar amounts in thousands except per share and option amounts)

Prudential Steel Ltd. (the "Company"), was continued under the Business Corporations Act (Alberta) on May 24, 1983. The Company is a steel fabricator of tubular goods for sale to the energy and construction sectors in Western Canada and the United States Pacific Northwest.


1. ACCOUNTING POLICIES

These consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied. Significant accounting policies are summarized below.

Inventory

Inventories of raw materials, work in process, finished goods and stores are valued at the lower of cost and net realizable value. Cost for all categories is determined on a moving average basis.

Capital Assets

Capital assets are recorded at cost. Depreciation is computed generally on the straight-line method applied to the cost of the assets used in operations at rates based on their estimated useful lives as follows:


   Buildings................................... 5%
   Plant Equipment............................. 5%-20%
   Yard Equipment.............................. Based on machine operating hours
   Office furnishings and equipment............ 10%-50%
   Leasehold improvements...................... Over the life on the lease

Income Taxes

Effective January 1, 2000 the Company adopted the liability method of accounting for income taxes as recommended by The Canadian Institute of Chartered Accountants. Under the liability method, future tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

This change has been applied prospectively and results in no changes to the Company's consolidated statement of financial position or net income.

Prior to January 1, 2000 the Company followed the deferral method in providing for income taxes. Deferred income taxes resulted primarily from timing differences between depreciation of capital assets and capital cost allowance, and the differences between pension expense and pension payments.

Retirement Plans

The Company's defined benefit pension plan covers substantially all of its employees. The Company also has a defined benefit supplemental pension plan which covers certain of its officers. The cost of pension benefits is determined on an actuarial basis using the projected benefits method prorated on services and is charged to income annually. Actuarial valuations reflect management's best estimates of investment yields, salary escalation and other cost factors. Adjustments resulting from benefit amendments, experience gains and losses and changes in assumptions are amortized over the remaining service life of active employees. Pension assets are valued on a four-year average market valuation.

The Company accrues for other post-employment benefits to retired employees and their surviving spouses, including medical benefits (supplementary to government benefits), dental care, vision care and life insurance for both active and retired employees, on a basis similar to that used for pension costs.

On January 1, 2000 the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for employee future benefits. The recommendations established new standards for the measurement and recognition of pension and other post-employment benefit obligations as liabilities. Employee future benefit assets and liabilities must be valued using current market interest rates. Previously, long-term averages were used.

This change has been applied prospectively and results in an approximate $8,000 employee future benefit asset that will be amortized on a straight line basis as a reduction in pension expense over the expected remaining service life of employees, which is approximately 14 years.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at rates of exchange prevailing on the transaction date. Gains and losses on translation are reflected in income as incurred.

The Company's U.S. operations have been accounted for using the temporal method which results in monetary items being translated at the current rate in effect at the year end; non-monetary items being translated at the historic rates; and revenue and expense items being translated at the exchange rates in effect at the date of the underlying transactions. Gains and losses on translation are reflected in income as incurred.

The Company periodically enters into forward contracts for the purchase of U.S. dollars to reduce its exposure to foreign exchange fluctuations on purchases of materials and supplies denominated in U.S. currency. Gains and losses on these contracts that constitute effective hedges, and the related costs of the hedges, are deferred and recognized as a component of the related transactions. At June 30, 2000 no forward exchange contracts were outstanding. At December 31, 1999 an option dated forward exchange contract was outstanding for $3,000 USD at a rate of 1.44995 or $4,350 CAD, exercisable not before January 10, 2000 and no later than January 31, 2000 [December 31, 1998--nil, December 31, 1997--nil].

Financial Instruments

Financial instruments of the Company consist mainly of accounts receivable, bank loans, and accounts payable and accrued liabilities. As at June 30, 2000, December 31, 1999, and 1998, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

2. INVENTORY

                                                         June 2000  1999   1998
                                                         --------- ------ ------
                                                             $       $       $
Raw materials...........................................   28,500  31,123 20,509
Work in process.........................................      415     613    235
Finished goods..........................................   79,991  41,635 47,648
Stores..................................................    2,066   1,900  1,475
                                                          -------  ------ ------
                                                          110,972  75,271 69,867
                                                          =======  ====== ======


3. CAPITAL ASSETS
                                                           June 30, 2000
                                                    ---------------------------
                                                                          Net
                                                            Accumulated   Book
                                                     Cost   Depreciation  Value
                                                    ------- ------------ ------
                                                       $         $         $

Land and land improvements.........................   6,635       --      6,635
Buildings..........................................  18,693     7,472    11,221
Plant and yard equipment...........................  90,963    46,615    44,348
Office furnishings, equipment and leasehold
 improvements......................................   4,216     3,481       735
                                                    -------    ------    ------
                                                    120,507    57,568    62,939
                                                    =======    ======    ======


                                                               1999
                                                    ---------------------------
                                                                          Net
                                                            Accumulated   Book
                                                     Cost   Depreciation  Value
                                                    ------- ------------ ------
                                                       $         $         $

Land and land improvements.........................   6,632       --      6,632
Buildings..........................................  18,474     6,908    11,566
Plant and yard equipment...........................  83,388    43,852    39,536
Office furnishings, equipment and leasehold
 improvements......................................   4,089     3,272       817
                                                    -------    ------    ------
                                                    112,583    54,032    58,551
                                                    =======    ======    ======


                                                               1998
                                                    ---------------------------
                                                                          Net
                                                            Accumulated   Book
                                                     Cost   Depreciation  Value
                                                    ------- ------------ ------
                                                       $         $         $

Land and land improvements.........................   6,020       --      6,020
Buildings..........................................  19,173     6,414    12,759
Plant and yard equipment...........................  77,095    39,488    37,607
Office furnishings, equipment and leasehold
 improvements......................................   3,683     2,916       767
                                                    -------    ------    ------
                                                    105,971    48,818    57,153
                                                    =======    ======    ======

4. OPERATING CREDIT FACILITY

The Company has two forms of credit facilities available for its use. A $50 million unsecured demand operating credit facility is available through a Canadian chartered bank, and a US$10 million credit facility is available through a U.S. financial institution for use in funding the working capital requirements of the Longview, Washington operation. The US$10 million facility is secured by letters of credit drawn on the Canadian bank line and any borrowings on the U.S. line reduce the amount available on the Canadian line. Funds can be borrowed in a variety of forms and bear interest at either Canadian prime, U.S. base rate, Libor plus 0.5 per cent, or Bankers' Acceptances rates plus stamping fees. At June 30, 2000 there is $45,360 outstanding [December 31, 1999--$14,529, December 31, 1998--9,387]. The effective interest rate on the amount outstanding at June 30, 2000 is 6.78 per cent [December 31, 1999--6.27 per cent, December 31, 1998--5.70 per cent]. Interest paid to June 30, 2000 was $643 (1999--$411, 1998--$383).

5. RETIREMENT PLANS

Deferred pension expense is the excess of the cumulative contributions made to fund the pension plan over the cumulative estimated pension expense charged to income. The Deferred Pension Expense amount recorded on the Consolidated Statements of Financial Position is net of an unfunded supplemental pension obligation of $1,845 at December 31, 1999 [1998--$1,379, 1997--$1,031].

The obligation for pension benefits, based on amounts determined by independent actuaries, was $31,115 at December 31, 1999 [1998--$29,447, 1997-- $25,871],
including a supplemental pension obligation of $2,195 at December 31, 1999 [1998--$1,770, 1997--$1,410]. The market-related valuation of pension assets, was $36,824 at December 31, 1999 [1998--$32,471, 1997--$29,508].

Post-employment benefits payable are based on amounts determined by independent actuaries. The Company does not fund post employment benefits in advance.

6. SHARE CAPITAL

Authorized

   An unlimited number of common shares without par value

   An unlimited number of preferred shares issuable in series

                              June 2000           1999              1998
                          ----------------- ----------------- -----------------
                            Number   Amount   Number   Amount   Number   Amount
                          ---------- ------ ---------- ------ ---------- ------
                                       $                 $                 $

Common Shares Issued
Balance, beginning of
 period.................. 30,239,106 41,966 30,235,572 41,953 30,213,138 41,862
Exercise of options......     80,328    450      3,534     13     22,434     91
                          ---------- ------ ---------- ------ ---------- ------
Balance, end of period... 30,319,434 42,416 30,239,106 41,966 30,235,572 41,953
                          ========== ====== ========== ====== ========== ======



Stock-based Compensation Plans

Under the Company's stock option plan, the Company may grant stock options to its management and directors for the purchase of up to 2,680,567 common shares. Options vest on a one-third basis starting on the first anniversary from the date of each grant and have a maximum term of ten years subject to reduction under certain circumstances. The exercise price of each option equals the market price of the Company's shares on the date of the grant. No compensation expense is recognized for this plan when stock options are issued or exercised and consideration paid on exercise is credited to share capital.

A summary of the status of the Company's stock option plan as at June 30, 2000, December 31, 1999, 1998, and 1997 and changes during the years then ended is presented below:



                                                                    Weighted
                                                     Number of  Average Exercise
                                                      Options     Price/Share
                                                     ---------  ----------------

Outstanding at January 1, 1998......................   902,954       $ 5.83
Exercised...........................................   (22,433)      $(4.06)
                                                     ---------       ------
Outstanding, December 31, 1998......................   880,521       $ 5.87
Granted.............................................   432,537       $ 5.97
Exercised...........................................    (3,534)      $(3.67)
                                                     ---------       ------
Outstanding, December 31, 1999...................... 1,309,524       $ 5.91
Granted.............................................   111,569       $14.50
Exercised...........................................   (80,328)      $ 5.59
                                                     ---------       ------
Outstanding, June 30, 2000.......................... 1,340,765       $ 6.64
                                                     =========       ======

The following table summarizes information about stocks outstanding at June 30, 2000:

  Option Price             Options             Options                Options
   Per Share             Outstanding          Exercisable             Expire
  ------------           -----------          -----------             -------

     $ 3.33                145,000              145,000                 2004
     $ 4.00                173,341              173,341                 2005
     $ 3.67                242,545              242,545                 2006
     $ 8.00                134,047              134,047                 2007
     $14.00                121,667               80,001                 2007
     $ 5.25                302,318               94,145                 2009
     $ 6.75                  7,778                2,593                 2009
     $ 7.90                102,500               65,000                 2009
     $14.50                111,569                  --                  2010

An additional 1,339,802 shares are reserved for future issue under the terms of the plan.

Fully diluted earnings per share reflect the dilutive effect of the conversion of the stock options outstanding at the end of the year, as if they had been exercised at the beginning of the year. The number of shares used for the calculation of the fully diluted earnings per share is 31,613,177 (1999-- 31,453,784, 1998--31,110,551, 1997--30,923,632).

7. INCOME TAXES

Income tax expense varies from the amount that would result from applying the combined Canadian federal and provincial income tax rate to income before taxes. The reason for these differences are as follows:


                                          June   June
                                          2000   1999    1999    1998    1997
                                         ------  -----  ------  ------  ------
                                           $       $      $       $       $

Basic rate applied to pre-tax income.... 10,685    617   4,898   9,169  30,210
(Decrease) increase in taxes resulting
 from Manufacturing processing
 deduction.............................. (2,064)  (334) (1,337) (1,674) (5,449)
Other...................................     27    149     135     168     146
U.S. tax losses not yet recognized......    509    678   2,469     --      --
                                         ------  -----  ------  ------  ------
                                          9,157  1,110   6,165   7,663  24,907
                                         ======  =====  ======  ======  ======



Cash payments made to June 30, 2000 for income taxes were $3,010 (1999-- $6,420, 1998--$20,712, 1997--$19,769).

8. SEGMENTED INFORMATION

The Company has two segments for financial reporting purposes based on geographical location. The Canadian operation, serving primarily western Canada, is based in Calgary, Alberta. The U.S. operation, serving primarily the U.S. Pacific Northwest is based in Longview, Washington. Both segments fabricate steel tubular goods. Information about segment profits, assets and capital expenditures prior to 1998 is not provided as the U.S. operations did not commence until late December 1998.

The accounting policies of the segments are the same as those described in Note 1--Accounting Policies. The Company accounts for intersegment sales as if the sales were to third parties, at current market prices.



Geographic information

                                                         Canada   U.S.    Total
                                                         ------- ------  -------
                                                            $      $        $

June 30, 2000
  Revenue............................................... 160,098 13,261  173,359
  Segmented profit (loss)...............................  16,811 (2,021)  14,790
  Capital Assets--Cost..................................  82,105 38,402  120,507
  Capital Assets--NBV...................................  28,552 34,387   62,939
June 30, 1999
  Revenue...............................................  67,624  1,319   68,943
  Segmented profit (loss)...............................   1,293 (1,020)     273
  Capital Assets--Cost..................................  78,805 31,730  110,535
  Capital Assets--NBV...................................  28,153 30,983   59,136
1999
  Revenue............................................... 199,591 11,354  210,945
  Segmented profit (loss)...............................  10,110 (5,297)   4,813
  Capital Assets--Cost..................................  78,363 34,220  112,583
  Capital Assets--NBV...................................  26,681 31,870   58,551
1998
  Revenue............................................... 176,656    --   176,656
  Segmented profit......................................  12,886    --    12,886
  Capital Assets--Cost..................................  77,378 28,593  105,971
  Capital Assets--NBV...................................  28,560 28,593   57,153



Revenues have been allocated to country based on the location where the products were produced. To June 30, 2000, U.S. revenues exclude $10,472 of sales to the Canadian parent (six month ended June 30, 1999--$35, 1999--$2,960, 1998--nil).
Segment profit has been measured exclusive of intersegment sales. The benefit of the tax losses in the U.S. operation has not been recorded on these financial statements.

Major Customers

In 1999, four customers account for approximately 48 per cent (1998--47 per cent, 1997--47 per cent) of the revenue of the Canadian segment.

9. SUBSEQUENT EVENT

On June 11, 2000 the Company and Maverick Tube Corporation ("Maverick") entered into a combination agreement whereby each common share of the Company would ultimately be exchanged for 0.52 of a common share of Maverick. The transaction is subject to shareholder approval by the Company and Maverick shareholders and regulatory approval.


10. UNITED STATES ACCOUNTING PRINCIPLES

Reconciliation of Accounting Principles Generally Accepted in the United States:



                                    June 2000 June 1999  1999    1998    1997
                                    --------- --------- ------  ------  ------
                                        $         $       $       $       $

Net income in accordance with
 Canadian basis....................  14,790       273    4,813  12,886  42,800
Add (Deduct) adjustments for start
 up costs (1)......................     157      (342)    (185) (1,150)    --
                                     ------    ------   ------  ------  ------
Net income (loss) using United
 States basis......................  14,947       (69)   4,628  11,736  42,800
                                     ------    ------   ------  ------  ------
Net income per share using United
 States basis
  Basic............................    0.49       --      0.15    0.39    1.42
  Fully diluted (2)................    0.48       --      0.15    0.39    1.40
                                     ------    ------   ------  ------  ------
Balance sheet items in accordance
 with United States basis
  Capital assets...................  61,761    57,644   57,216  56,003  28,434
  Retained earnings................  95,709    82,115   83,789  85,208  79,518
                                     ======    ======   ======  ======  ======



U.S. GAAP requires that all start up costs be expensed as incurred. Canadian GAAP allows capitalization of start up costs if certain criteria are satisfied.

In accordance with U.S. GAAP the number of shares used for the calculation of the fully diluted earnings per share for June 30, 2000 is 31,184,231 (June 30, 1999--30,647,027, 1999--30,953,182, 1998--30,366,357, 1997--30,592,637).

Under U.S. GAAP, the Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that companies with stock-based compensation plans either recognize compensation expense based on new fair-value accounting methods or continue to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and disclose pro forma net earnings (loss) per share assuming the fair-value method had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for employee stock options.

For June 30, 2000, the SFAS 123 pro forma calculation includes those options under the Company's Stock Option Plan that were granted and vested during this period plus options granted in 1999, 1998 and 1997. A total of 193,677 vested during this period (1999--231,993, 1998--282,031, 1997--280,866).

Options are issue at the market price on date of grant and therefore, under APB 25, no compensation expense has been recorded.

Under SFAS 123, the Company's pro forma net income (loss) under U.S. GAAP would be $14,521 for the six months ended June 30, 2000 (June 30, 1999--($424);
1999--$3,851; 1998--$11,118;  1997--$42,410) and pro forma net income (loss) per common share would be $0.48 for the six months ended June 30, 2000 (June 30, 1999--($0.01); 1999--$0.13; 1998--$0.37; 1997--$1.40).

For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in 2000, 1999 and 1997, respectively: expected dividend yield of 2 per cent, 2 per cent and 1 per cent; expected volatility of 49.6 per cent, 49.6 per cent and 40.7 per cent; risk-free interest rate of 7 per cent, 6 per cent and 5 per cent; and expected life of 7 years. The weighted average fair value of the stock options granted in 2000, 1999 and 1997 was $7.20, $2.90 and $4.89 respectively.